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May 30, 2014

Via EDGAR

Mr. Jeffrey P. Riedler
Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Homeowners of America Holding Corporation Post-Effective Amendment No. 1 to Form S-1 Filed April 30, 2014 File No. 333-189686

Dear Mr. Riedler:

On behalf of our client, Homeowners of America Holding Corporation., a Delaware corporation (the “Company”), we hereby provide a response to the comment (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 12, 2014 (the “Staff’s Letter”) regarding the Company’s above-referenced Post-Effective Amendment No. 1 to Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2014.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comment set forth in the Staff’s Letter. The Comment is set forth below in bold font and our response follows the Comment. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.	We note that you have omitted substantially all of the disclosures required by Part I of Form S-1 in this post-effective amendment to your registration statement on Form S-1. Please amend to include all of the disclosures required by Part I. Please note that such disclosure is necessary in order for your prospectus to be complete pursuant to Section 10(a) of the Securities Act, whether or not there have been changes to disclosure since the filing of the initial registration statement on Form S-1.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and pursuant to such comment has included the disclosures required by Part I of Form S-1 in this post-effective amendment No. 2 to Form S-1.

The company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad

William N. Haddad

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